# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elastic N.V., CIK 0001707753
CUSIP: N14506104
Title of class of securities: Ordinary Shares, EUR0.01 par value per share
Address of issuer's principal executive offices: 88 KEARNY STREET, FLOOR 19, SAN FRANCISCO, California (CA), 94108
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-039054
Filed by CIK 0001753439

## Reporting persons
- Schuurman Steven: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 6,004,600; shared voting power 0; sole dispositive power 6,004,600; shared dispositive power 0; aggregate amount beneficially owned 6,004,600 (5.8% of the class)
  Comment: Rows 5 through 9 include 6,004,600 Ordinary Shares, EUR0.01 par value per share, of the Issuer ("Ordinary Shares") held of record by CMXI B.V. ("CMXI"). Clavis Family Services B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.
  
  The percentage in row 11 is based on 103,631,586 Ordinary Shares outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on November 25, 2024.
- CMXI B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 6,004,600; shared voting power 0; sole dispositive power 6,004,600; shared dispositive power 0; aggregate amount beneficially owned 6,004,600 (5.8% of the class)
  Comment: The shares reported in rows 5 through 9 are held of record by CMXI. Clavis Family Services B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.
  
  The percentage in row 11 is based on 103,631,586 Ordinary Shares outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on November 25, 2024.

## Item 1. Issuer
Name of issuer: Elastic N.V.
Address of issuer's principal executive offices: 88 KEARNY STREET, FLOOR 19, SAN FRANCISCO, California, 94108

## Item 2. Person Filing
Name of person filing:
Each of the following is a reporting person ("Reporting Person"):
Steven Schuurman
CMXI B.V., or CMXI

Clavis Family Services B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.
Address of principal business office or, if none, residence:
The address for Mr. Schuurman is: c/o Elastic N.V., 88 Kearny St, Floor 19, San Francisco, California 94108.
The address for CMXI is: Hof van Zevenbergen 1A, 5211 HB 's-Hertogenbosch, The Netherlands.
Citizenship:
Reference is made to the response to item 4 on each of pages 2-3 of this Schedule 13G (this "Schedule"), which responses are incorporated herein by reference.

CMXI is a Dutch private company with limited liability.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,004,600
Percent of class: 5.8
Sole power to vote or to direct the vote: 6,004,600
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,004,600
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Schuurman Steven: /s/ Steven Schuurman, Schuurman Steven (02/13/2025)
- CMXI B.V.: /s/ M.W.L. Dill, M.W.L. Dill, Director of Clavis Family Services B.V., its Managing Director (02/13/2025)